PECOM ENERGIA S.A.

de PEREZ COMPANC S.A.

02 JUL -9 AM 10: 09

02042465

EXEMPTION 82-3295

Buenos Aires July 4, 2002.

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We enclose herewith press releases issued by the Company for the month of June, 2002.

Sincerely yours,

PROCESSED
JUL 1 5 2002
THOMSON
FINANCIAL

Jorge de la Rua
Attorney

Daniel Eduardo Rennis
Attorney

dlw 7/9

PECOM
de Perez Companc S.A.

LAUNCH OF EXCHANGE OFFER

Buenos Aires, June 10, 2002 – Pecom Energía S.A. announces today the launch of an offer to exchange four series of new notes for four series of existing notes. The new notes will carry the same interest rate of each series of existing notes and extend the maturity by three years. The exchange offer is part of an overall refinancing of most of Pecom Energía S.A. financial liabilities. Simultaneously with the exchange offer, Pecom Energía S.A. has begun discussions with its banks to replace or exchange significant portion of its short and long term debt with long term credit facilities.

Pecom Energía S.A. is seeking to refinance the following indebtedness:

- US$ 997.5 million of indebtedness related to the Existing Notes;

  US$ 97,500,000 of 7 7/8 % Notes due August, 2002
  US$ 300,000,000 of 9 % Notes due January, 2004
  US$ 200,000,000 of 9 % Notes due May, 2006
  US$ 400,000,000 of 8 1/8 % Notes due July, 2007

- approximately US$ 950 million of indebtedness owed to financial institutions relating to working capital loans, debt issuances, trade financings and letter of credit facilities.

The Argentine economy has experienced a persistent recession since 1998, and in recent months the recession has deepened into an unprecedented political and economic crisis which has disrupted Argentina's financial system and effectively paralyzed its economy. In response to the current crisis, the Argentine government has recently undertaken numerous and far-reaching initiatives, the full consequences of which are still uncertain, which include among others, restructuring bank deposits and imposing restrictions on bank withdrawals; ratifying the suspension of payment of most of Argentina's sovereign debt; ending the Convertibility Law which effectively fixed the exchange rate at one peso per dollar, with the resulting devaluation of the peso; imposing restrictions on transfers of funds abroad; enacting export taxes on hydrocarbons and certain oil by products; and the pesification (conversion) of utility rates at an exchange rate of US$1.00 = P$1.00 and imposing restrictions on rate increases until new rate structures are negotiated with Argentine regulatory authorities.

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our web site at: http://www.pecom.com

Although the long-term effect of the current crisis and the new governmental measures remains uncertain, they have had an immediate and materially adverse effect on our liquidity, financial condition and results of operations, including among others, our need to take impairment charges in the fourth quarter of 2001 to write-off the value of certain assets; a reduction in margins beginning in the second quarter of 2002 in U.S. dollar terms as a result of export taxes imposed by the Argentine government on crude oil exports and on exports of other oil by-products; the default or possibility of default by our affiliates on their debt payments, which could result in the loss of all or a portion of our equity interest in such affiliates; and a significant decrease in revenues and earnings of our utility affiliates and electricity generation assets as a result of the pesification of utility rates.

Most Argentine companies, including Pecom Energía S.A., have had limited access to the capital markets over the last few years. Our limited new debt financing alternatives disappeared completely after December 2001 when the Argentine government defaulted on most of its financial obligations. In addition to Argentina's debt crisis, our ability to access the capital and bank loan markets over the last few years has also been affected by the economic crisis and political instability in Argentina. The prospects of Argentine companies accessing the financial markets either internationally or in Argentina in the near or medium-term are very poor.

The objectives of our refinancing plan are as follows:

- *Realignment of principal payments with cash flows from operations.* As a result of the Argentine financial crisis, we have been unable to obtain medium and long term financing to refinance indebtedness as it has come due as we have historically been able to do, resulting in a substantial amount of short-term indebtedness. The refinancing of our indebtedness will allow us to realign our principal payments with our cash flows and establish a manageable debt maturity profile.

- *Provides additional time for Argentina to stabilize economically and politically.* The refinancing of our indebtedness will provide additional time for the political and economic situation in Argentina to stabilize, which may provide Argentine companies with opportunities to access the capital markets once again. In addition, we believe our operating results will improve when the Argentine economy stabilizes and begins to grow again.

Pecom Energía S.A. is making the exchange offer, and will issue new notes, only to "qualified institutional buyers" or outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act.

The new notes will not, upon issuance, be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.

This announcement appears as a matter of record only. Authorization for the public offering of the securities referred herein will be requested to the Argentine Comisión Nacional de Valores in accordance with applicable regulations, on June 10. The information contained herein is subject to amendments and modifications and should not be considered as definitive by persons taking notice of it. This does not constitute an offer to sale, or an invitation to make offers to purchase, until the Argentine Comisión Nacional de Valores approves the public offering.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

PECOM
de Perez Companc S.A.

INCREASE IN THE MAXIMUM AMOUNT OF THE PROGRAM FOR THE ISSUE OF NOTES

Buenos Aires, June 21, 2002 – Pecom Energía S.A. (Buenos Aires: PECO) announces that the General Regular and Special Shareholders' Meeting held on June 20 authorized the increase in the maximum amount of the Program for the Issue of Medium-Term Corporate Notes in force, with a maximum amount at any time outstanding of up to US$1 billion, up to a maximum amount at any time outstanding of US$2.5 billion or its equivalent in other currencies.

The Program´s original amount was approved by the *Comisión Nacional de Valores* by means of Certificate Nbr.202, dated May 4, 1988. The increase in the total maximum nominal value of the Program for the Issue of Corporate Notes is subject to approval by the *Comisión Nacional de Valores*.

The Notes to be issued under the Program will be Argentine negotiable obligations and are expected to be listed on the Luxembourg Stock Exchange and on the Buenos Aires Stock Exchange and authorization may be requested for trading the Notes on Mercado Abierto Electrónico S.A.. Notwithstanding the previous sentence, Pecom Energía S.A. may issue a series of Notes without listing such series on a stock exchange or may list a series on stock exchanges other than those mentioned in the previous sentence.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our new website at http://www.pecom.com

PECOM
de Perez Companc S.A.

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our new website at http://www.pecom.com

NOTES - EXTENSION OF THE EARLIER TENDER DEADLINE

Buenos Aires, June 27, 2002 – Pecom Energía S.A. (Buenos Aires: PECO) announces today that the Early Tender Deadline in respect of its offer to exchange its 7 7/8% Notes due 2005, 9% Notes due 2007, 9% Notes due 2009 and 8 1/8% Notes due 2010 (together, the "New Notes") for any and all outstanding 7 7/8% Notes due 2002, 9% Notes due 2004, 9% Notes due 2006 and 8 1/8% Notes due 2007 (together, the "Existing Notes") had been extended to 12:00 p.m., New York City time, on Wednesday, July 3, 2002. In addition, the Company announces that it has received, as of 12:00 p.m., New York City time, on June 26, 2002, tenders of Existing Notes from noteholders equal to approximately 89.6% of the total aggregate principal amount of the Existing Notes outstanding.

Accordingly, if a holder tenders Existing Notes on or prior to the extended Early Tender Deadline, the Company is offering to exchange the following, as more fully set forth in the Pricing Supplement and Offering Memorandum (the "Offering Documents"), each dated June 10, 2002:

- **for each US$1,000 principal amount of 2002 Existing Notes, US$150 in cash and US$850 principal amount of 2005 New Notes;**

- **for each US$1,000 principal amount of 2004 Existing Notes, US$100 in cash and US$900 principal amount of 2007 New Notes;**

- **for each US$1,000 principal amount of 2006 Existing Notes, US$70 in cash and US$930 principal amount of 2009 New Notes; and**

- **for each US$1,000 principal amount of 2007 Existing Notes, US$50 in cash and US$950 principal amount of 2010 New Notes.**

All other terms of the exchange offer and proxy solicitation remain in effect as set forth in the Offering Documents.

The Company is making the exchange offer, and will issue New Notes, in the United States only to "qualified institutional buyers," as that term is defined in Rule 144A under the U.S. Securities Act of 1933 (the "Securities Act"), and outside of the United States in offshore transactions in reliance on Regulation S under the Securities Act. The New Notes will not, upon issuance, be registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration.

This press release appears as a matter of record only. Authorization for the public offering of the New Notes has been requested to the Argentine *Comisión Nacional de Valores* (the "CNV") in accordance with applicable regulations. The information contained herein is subject to amendments and modifications and should not be considered as definitive by persons taking notice of it. This does not constitute an offer to sell, or an invitation to make offers to purchase, the New Notes until the CNV approves the public offering of the New Notes.

Pecom Energía S.A., controlled by Perez Companc S.A., is the largest independently owned energy company in the Latin American region. Its business activities include oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution as well as forestry activities. Headquartered in Buenos Aires, the Company has operations throughout Argentina, Brazil, Venezuela, Bolivia, Peru and Ecuador.
